March 24, 2021

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Acres, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 19, 2021

File No. 024-11432

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of March 24, 2021 regarding the Offering Statement of Future Acres, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Exhibits

1. We note your response to prior comment 7 and we reissue it. Please clarify whether the exclusive forum selection provision applies specifically to claims under the Securities Act and/or Exchange Act.

The Company has amended its Form of Subscription Agreement to clarify that the exclusive forum provision applies to actions arising under the Securities Act, but not the Exchange Act, as identified in the Company’s offering circular.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Acres, Inc. If you have additional questions or comments, please contact me at kevin@wavemaker.vc.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Future Acres, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP